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                                                                 EXHIBIT 10

                                   CARADON PLC

           ACQUISITION OF US EXTRUSION BUSINESS FOR $155M ((POUND)97m)


Caradon today announced that it has signed a definitive agreement pursuant to which Caradon will acquire all of the outstanding shares of common stock of Easco, Inc. ("Easco"), a US publicly traded company, at a cash price of $15.20 per share, valuing the net equity at approximately $155m ((pound)97m).

Caradon has received irrevocable undertakings from Easco's largest stockholder, American Industrial Partners, and each of Easco's directors and executive officers, collectively owning approximately 46% of Easco's outstanding shares.

Easco is the largest independent aluminium extrusion company of soft alloy products in North America, serving transportation, building, electronics, consumer durables and distribution markets. It employs 2000 people and has eleven manufacturing sites in the United States.

The turnover in the year to December 1998 was $314m ((pound)197m) with EBITDA of $32m ((pound)20m) and profit before tax of $13.3m ((pound)8.4m). Net operating assets at the end of December 1998 was $89.5m ((pound)56.3m) and net debt of $77m ((pound)48m).

Caradon has substantial aluminium extrusion operations in North America which support market leadership in Canada and strong regional positions in the US.

In the half year to June 1999 the Caradon Extrusion sector reported operating profits up 30% to (pound)10.8m on a sales increase of 15% at (pound)112m. In the full year to December 1998 operating profits were (pound)18.3m (up16% on previous year) on sales of (pound)196.1m.

Commenting on the proposed acquisition, Jurgen Hintz, Group Chief Executive, said:

   "This acquisition provides Caradon the opportunity to more than double our buoyant and profitable Aluminium Extrusion business. The combination with Easco creates one of the largest competitors in the growing $4 billion North American Extrusion market. It promises substantial synergies, bigger and better manufacturing capacity, improved mix of customer segments, and access to important low cost remelt capacity.

   This business combination offers significant opportunities to create shareholder value.

   The management and employees of Easco provide a further advance in our ability to serve customers. We welcome Norman Wells and his team to the Caradon Group."

Wasserstein Perella & Co., Inc. advised Easco in the transaction and KPMG Corporate Finance advised Caradon.